Exhibit 99.(a)(1)(C)
ELECTION FORM
          I have received the Offer to Amend documents relating to Concho Resources Inc.’s (“Concho Resources”) offer to amend certain stock options granted to certain of its employees and to receive a cash payment(s) in relation to the making of such amendments (the “Offer”). I understand that “Eligible Option(s)” consist of options to purchase Concho Resources common stock granted under the Concho Equity Holdings Corp. 2004 Stock Option Plan (the “CEHC Plan”) and subsequently assumed by Concho Resources under the Concho Resources Inc. 2006 Stock Incentive Plan (the “Plan”) that (a) were granted between December 6, 2004 and February 23, 2006, inclusive with an exercise price that was less than the fair market value of the underlying security as of the date of the award and (b) are still outstanding on the date the Offer expires.
          The Offer is an offer to amend the terms of each Eligible Option with respect to the time at which it may be exercised. The following is a summary of (a) the current terms of your Eligible Option relating to when it may be exercised and (b) the terms of your Eligible Option relating to when it may be exercised if you accept the Offer:
Current Terms of Exercise. Each Eligible Option is currently exercisable in full at any time on or before the expiration of 10 years from the effective date of grant of the option. However, following my termination of employment with Concho Resources, under the existing terms of the option, it may be exercised only as follows:
(i)	If my termination of employment occurs on account of death or total and permanent disability, then the option may be exercised only until the expiration of one year from the date of such termination of employment (but in no event later than the expiration of the 10-year term of the option);

(ii)	If my termination of employment occurs for any reason other than death, total and permanent disability or “Cause” (as defined below), then the option may be exercised only until the expiration of three months from the date of such termination of employment (but in no event later than the expiration of the 10-year term of the option); and

(iii)	If my termination of employment occurs on account of “Cause” (which means termination of employment by reason of fraud, dishonesty, any unauthorized use or disclosure of any confidential information or trade secrets of Concho Resources which results in a material detriment to Concho Resources), then the option is immediately forfeited and no additional exercise period is allowed.
Terms of Exercise if You Accept the Offer. If I accept the Offer, then the exercise terms described above under “Current Terms of Exercise” will no longer apply to my Eligible Options. Instead, each Eligible Option will generally become exercisable in accordance with a fixed exercise schedule (the “Fixed Exercise Schedule”), subject to certain exceptions described below. The Fixed Exercise Schedule provides that (i) 25% of each Eligible Option (the “First Quarter Portion”) may be exercised only during the period beginning on January 1, 2008, and ending on December 31, 2008, (ii) 25% of each Eligible Option (the “Second Quarter Portion”) may be exercised only during the period beginning on January 1, 2009, and ending on December 31, 2009, (iii) 25% of each Eligible Option (the “Third Quarter Portion”) may be exercised only during the period beginning on January 1, 2010, and ending on December 31, 2010, and (iv) 25% of each Eligible Option (the “Fourth Quarter Portion”) may be exercised only during the period beginning on January 1, 2011, and ending on December 31, 2011. The exceptions to the Fixed Exercise Schedule are as follows:
(i)	Death. If my employment with Concho Resources terminates by reason of death, then the portion of my Eligible Options that has not yet become exercisable under the Fixed Exercise Schedule may be exercised (by my estate or the person who acquires my option by reason of my death) only from the date of my death until the last day of the calendar year in which my death occurs or, if later, the 15th day of the third calendar month following the date of my death. For example, if I die on November 15, 2009, while employed by Concho Resources, then my Eligible Options would be exercisable as follows: (A) the First Quarter Portion could have been exercised only until December 31, 2008, and may not be exercised after that date; (B) the Second Quarter Portion may be exercised only until December 31, 2009, and may not be exercised after that date; and (C) the

Third Quarter Portion and Fourth Quarter Portion may be exercised only until February 15, 2010, and may not be exercised after that date.

(ii)	Disability. If I become “Disabled” (meaning that I am unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months) prior to terminating employment with Concho Resources, then the portion of my Eligible Option that has not yet become exercisable under the Fixed Exercise Schedule may be exercised only until the last day of the calendar year in which the Social Security Administration determined I was Disabled or, if later, the 15th day of the third calendar month following the date of such determination. For example, if the Social Security Administration determines that I became Disabled on November 15, 2008, while employed by Concho Resources, then my Eligible Options would be exercisable as follows: (A) the First Quarter Portion may be exercised only until December 31, 2008, and may not be exercised after that date; and (B) the Second Quarter Portion, Third Quarter Portion and Fourth Quarter Portion may be exercised only until February 15, 2009, and may not be exercised after that date.

(iii)	Separation from Service for any reason other than Cause, death or becoming Disabled — Non-Officer and Non-1% Owner. If my employment with Concho Resources terminates under circumstances that constitute a “Separation from Service” for purposes of Section 409A (which generally means a permanent decrease in the services I would perform for Concho Resources to no more than 20% of the average level of bona fide services performed over the immediately preceding 36-month period) for any reason other than Cause, death or becoming Disabled, and if I am not an officer or one percent owner of Concho Resources or any of its affiliates at the time of such Separation from Service, then the portion of my Eligible Options that has not become exercisable under the Fixed Exercise Schedule prior to the date of my Separation from Service (A) will become exercisable beginning on the date of my Separation from Service and (B) will remain exercisable only until the earlier of (1) the date that is three months after my Separation from Service or (2) the later of (x) the last day of the calendar year in which my Separation from Service occurs or (y) the 15th day of the third calendar month following the date of my Separation from Service. For example, if I incur such a Separation from Service on November 1, 2009, then my Eligible Options would be exercisable as follows: (A) the First Quarter Portion could have been exercised only until December 31, 2008, and may not be exercised after that date; (B) the Second Quarter Portion may be exercised only until December 31, 2009, and may not be exercised after that date; and (C) the Third Quarter Portion and Fourth Quarter Portion may be exercised only until February 1, 2010, and may not be exercised after that date.

(iv)	Separation from Service for any reason other than Cause, death or becoming Disabled — Officer or 1% Owner. If my employment with Concho Resources terminates under circumstances that constitute a Separation from Service for any reason other than Cause, death or becoming Disabled, and if I am an officer or one percent owner of Concho Resources or any of its affiliates at the time of such Separation from Service, then the portion of my Eligible Options that has not become exercisable under the Fixed Exercise Schedule prior to the earlier of the date of my death or the date that is six months after my Separation from Service (such earlier date being the “Exercise Commencement Date”) (A) will become exercisable beginning on the Exercise Commencement Date and (B) will remain exercisable only until the earlier of (1) the date that is three months after the Exercise Commencement Date or (2) the later of (x) the last day of the calendar year in which your Exercise Commencement Date occurs or (y) the 15th day of the third calendar month following your Exercise Commencement Date. For example, if I incur such a Separation from Service on November 1, 2009 and survive until at least May 1, 2010, then my Eligible Options would be exercisable as follows: (A) the First Quarter Portion could have been exercised only until December 31, 2008, and may not be exercised after that date; (B) the Second Quarter Portion may be exercised only until December 31, 2009, and may not be exercised after that date; (C) the Third Quarter Portion may be exercised only between January 1, 2010 and December 31, 2010, and may not be exercised after the end of that period; and (D) the Fourth Quarter Portion may be exercised only between May 1, 2010 and August 1, 2010, and may not be exercised after the end of that period.

(v)	Separation from Service for Cause. If I incur a Separation from Service with Concho Resources for Cause, then my Eligible Options are immediately forfeited and no additional exercise period is allowed.

(vi)	Change of Control. If a Change of Control (as defined below) occurs while I am employed by Concho Resources, then the portion of my Eligible Options that has not yet become exercisable under the Fixed Exercise Schedule may be exercised during the period beginning on the date of the Change of Control and ending on the last day of the calendar year in which the Change of Control occurs or, if later, the 15th day of the third calendar month following the date of the Change of Control; provided, however, that Concho Resources may, in its sole discretion, require that my Eligible Options be exercised prior to the last day of the described period. In addition, if a Change of Control occurs after a portion of my Eligible Options becomes exercisable under the Fixed Exercise Schedule or any of the exceptions described in clauses (i) through (iv) above and prior to the date that such portion ceases to be exercisable as described above, then Concho Resources may, in its sole discretion, require that my Eligible Options be exercised on or before an earlier date selected by Concho Resources. For this purpose, the term “Change of Control” means the occurrence of a change in control event with respect to Concho Resources as defined in Treasury regulations issued under Section 409A (which generally would include (A) a person acquiring more than 50% of the total fair market value or total voting power of the stock of Concho Resources, (B) a person acquiring during a 12-month period stock of Concho Resources possessing 30% or more of the total voting power of the company, (C) the replacement during any 12-month period of a majority of Concho Resources’ board of directors with directors not endorsed by a majority of the company’s board of directors before the appointment or election of the new board member, and (D) a person acquiring during a 12-month period at least 40% of the gross fair market value of the assets of Concho Resources).
     Notwithstanding the foregoing, if any portion of my Eligible Options would become exercisable prior to January 1, 2008 under the exceptions described above, then the initial exercise date of such portion of my Eligible Options shall be deemed to be January 1, 2008. The Fixed Exercise Schedule and the exceptions to that schedule described above together constitute the “Amended Exercise Schedule.”
     I also understand that, for each Amended Option, I will receive a cash payment equal to $0.50 multiplied by the number of shares of common stock of Concho Resources allocated to such option (the “Cash Payment”) to compensate me for the reduction in flexibility regarding the exercise of my options resulting from the amendment made pursuant to this Offer. I understand that the cash payments will be paid on January 2, 2008, and will be subject to applicable tax withholding. I understand the Cash Payment will be made without regard to whether an Eligible Optionee is an employee of Concho Resources or its affiliates on the cash payment date or any time thereafter.
     Please check the appropriate box next to your Eligible Option(s) to indicate whether you will amend or not amend your Eligible Options. If you elect to amend your Eligible Options, you must amend all of the shares of common stock subject to such Eligible Options. A partial amendment will not be accepted.
     You may change the terms of your election to amend such Eligible Option(s) by submitting a new Election Form or a Notice of Change in Election From Accept to Reject prior to the Offer termination date of December 28, 2007 (or a later expiration date if Concho Resources extends the Offer).

Total Number of
Applicable
Unexercised Shares
			Subject to the		I elect not to
			Option (Shares to	I elect to amend	amend this Option
Grant Number	Grant Date	Exercise Price	Be Amended)	this Option Grant	Grant
				☐	☐
     I hereby agree that, unless I revoke my election before 11:59 p.m., CST, on December 28, 2007 (or a later expiration date if Concho Resources extends the Offer), my election will be irrevocable, and if accepted by Concho Resources, such surrendered Eligible Options will be amended as outlined above.

     I further understand and agree that I can only elect to tender all shares subject to the Eligible Options listed above, and the tender of the Eligible Options listed above will be for the full number of shares subject to such Eligible Options.
     I acknowledge and agree that neither the ability to participate in the Offer nor actual participation in the Offer shall be construed as a right to continued employment with Concho Resources or its affiliates (except on an at-will basis, unless otherwise required by local law). I agree that Concho Resources has made no representations or warranties to me regarding this Offer or the future pricing of Concho Resources stock, and that my participation in this Offer is at my own discretion.
     I AGREE THAT CONCHO RESOURCES SHALL NOT BE LIABLE FOR ANY COSTS, TAXES, LOSS OR DAMAGE THAT I MAY INCUR THROUGH MY ELECTION TO PARTICIPATE IN THIS OFFER.

Option Holder Signature	Social Security Number/Employee ID Number

Option Holder Name (Please Print)	E-mail address Date

Option Holder Spousal Signature	Social Security Number

Option Holder Spousal Name (Please Print)	E-mail address Date
     PLEASE HAND-DELIVER OR DELIVER VIA OVERNIGHT COURIER THIS SIGNED AND COMPLETED ELECTION FORM TO DAVID W. COPELAND AT CONCHO RESOURCES, 550 W. TEXAS, SUITE 1300, MIDLAND, TX 79701 NO LATER THAN 11:59 P.M., CST, ON DECEMBER 28, 2007 (OR A LATER EXPIRATION DATE IF CONCHO RESOURCES EXTENDS THE OFFER).